Date: September 12, 2022
510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IM CANNABIS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	September 02, 2022
Record Date for Voting (if applicable) :	September 02, 2022
Beneficial Ownership Determination Date :	September 02, 2022
Meeting Date :	October 20, 2022 (AMENDED)
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	44969Q208	CA44969Q2080

Sincerely,

Computershare

Agent for IM CANNABIS CORP.